Shy Datika

President and CEO

INX Limited

November 15, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer Robert Telewicz Irene Paik Sonia Bednarowski

Re:	INX Ltd. Form 20-F for the Fiscal Year Ended December 31, 2022 Form 20-F for the Fiscal Year Ended December 31, 2023 Response dated October 31, 2023 File No. 000-56429

Dear Mr. Brunhofer:

INX Ltd. (the “Company” or “INX”), is writing to submit its responses to comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated Novembre 13, 2024, relating to the above referenced Form 20-F for the fiscal year ended December 31, 2022 and the Form 20-F for the fiscal year ended December 31, 2023 (File No. 000-56429). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.	Please confirm your understanding in writing that:

●	Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.

●	Completing our review of the filings does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices. The list of tokens that you decided to delist and cease trading during 2023 appears to be relevant to INXD rather than INXS. In future filings, please distinguish between INXS and INXD when discussing the processes for adding or removing assets from the company’s platforms.

Response: The Company confirms its understanding that:

●	The Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s disclosure or responses, or, with respect to the Company’s business operations, any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in.

●	The Staff’s completion of its review of the filings does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the Company , or the Company’s practices. In future filings, the Company will distinguish between INXS and INXD when discussing the processes for adding or removing assets from the Company’s platforms.

Please contact me if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Shy Datika
President and CEO, INX Limited